NO ACT

PE
1-15-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09038738

Received SEC

MAR 16 2009

Washington, DC 20549

March 16, 2009

Joel H. Trotter
Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, DC 20004-1304

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-09

Re: Omnicom Group Inc.
Incoming letter dated January 15, 2009

Dear Mr. Trotter:

This is in response to your letters dated January 15, 2009 and February 23, 2009 concerning the shareholder proposal submitted to Omnicom by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

March 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Omnicom Group Inc.
Incoming letter dated January 15, 2009

The proposal relates to majority voting.

There appears to be some basis for your view that Omnicom may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Omnicom's request, documentary support indicating that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Omnicom omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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February 23, 2009

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Omnicom Group Inc. 2009 Annual Meeting of Shareholders: Omission of Shareholder Proposal by the United Brotherhood of Carpenters Pension Fund Pursuant to Rule 14a-8**

Ladies and Gentlemen:

On behalf of Omnicom Group Inc. (the "Company"), this letter supplements the January 15, 2009 letter previously submitted on behalf of the Company advising the Commission that the Company intends to exclude the shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in the Company's proxy statement for its 2009 annual meeting of shareholders and requesting confirmation from the staff (the "Staff") of the Division of Corporation Finance that no enforcement action will be recommended if the Company excludes the Proposal from the proxy statement. On February 17, 2009, the Proponent submitted to the Staff a letter from AmalgaTrust (the "AmalgaTrust Letter") that the Proponent claims was sent to the Company via facsimile on December 23, 2008. The Proponent asserts that it properly submitted the Proposal based upon the demonstrably erroneous contentions that the AmalgaTrust Letter (i) establishes the Proponent's beneficial ownership of the Company's common stock and (ii) was submitted in a timely manner. Both of these contentions are incorrect for the reasons set forth below. As a result, the Company respectfully submits that it may properly exclude the Proposal pursuant to Rules 14a-8(b) and 14a-8(f) under the Securities Exchange Act of 1934, as amended.

1. **The Proponent has failed to demonstrate its beneficial ownership because, contrary to the AmalgaTrust Letter, AmalgaTrust was not a registered holder of the Company's common stock on the day the Proposal was submitted**

The AmalgaTrust Letter fails to establish the Proponent's beneficial ownership of the Company's common stock because AmalgaTrust was not a registered holder of the Company's common stock on the day the Proposal was submitted. Rule 14a-8(b) requires the Proponent to prove the minimum ownership requirement by submitting a written statement from the record holder of the securities verifying that, at the time the Proponent submitted the Proposal, the

Proponent continuously held the securities for at least one year. BNY Mellon, in its capacity as the Company's transfer agent, has conducted a search of the Company's stockholder records and determined that neither AmalgaTrust nor Amalgamated Bank of Chicago, the parent company of AmalgaTrust, was a registered holder of any shares of the Company's common stock on December 19, 2008, the day the Proposal was submitted. BNY Mellon has provided written verification of its findings in a letter dated February 18, 2009, attached as Exhibit A hereto. As a result, the Proponent has failed to provide a written statement from the record holder of the securities verifying the Proponent's ownership of the securities as required under Rule 14a-8(b)(2)(i). Therefore, even if the AmalgaTrust Letter had been transmitted to the Company on December 23, 2008, the AmalgaTrust Letter fails to support the Proponent's claim that it satisfies the minimum ownership requirements of Rule 14a-8(b), and the Company may properly exclude the Proposal.

2. Contrary to the Proponent's representation to the Staff, the Company had not received the AmalgaTrust Letter prior to the Proponent's submission to the Staff

The Company submits that the foregoing failure by the Proponent to demonstrate the requisite beneficial ownership of the Company's securities is dispositive under Rule 14a-8. In addition, however, the Company never received the facsimile which the Proponent claims that AmalgaTrust transmitted to the Company on December 23, 2008. The Company has confirmed that it has conducted a diligent inquiry based upon which the Company has concluded that, to the best of its knowledge, the Company never received a facsimile from AmalgaTrust during the period from December 19, 2008 through January 15, 2009.

The Proponent has failed to provide a transmission report or electronic confirmation sheet (or, indeed, any evidence of any kind) indicating the specific fax number to which the AmalgaTrust Letter actually was transmitted on December 23, 2008. Instead, the fax header that the Proponent cites in fact suggests that the transmission was sent to a recipient other than the Company. The Proponent argues that the AmalgaTrust Letter "copy attach [sic] indicates a successful transmission at 10:29 AM on December 23, 2008." Here, the Proponent refers to a cryptic header, the full text of which states:

"AmalgBankOfChicago 12/23/2008 10:29:04 AM PAGE 3/008 Fax Server"

This header conspicuously lacks any indication whatsoever of the actual destination of the fax. The header appears to be the type of notation that would appear on a recipient's fax page, rather than the pertinent transmission report or electronic confirmation sheet, which the Proponent has failed to supply. Moreover, although the header clearly states that the AmalgaTrust Letter was "PAGE 3/008" of the fax transmission from AmalgaTrust to the unidentified recipient of the transmission, the Proponent offers no indication of what may have been contained in the remaining seven pages of this unexplained eight-page transmission or why AmalgaTrust would have had occasion to send an eight-page communication to the Company. In any event, although the Proponent asserts that the fax header on the AmalgaTrust Letter "indicates a successful transmission at 10:29 AM on December 23, 2008," the Proponent offers no evidence to show where the AmalgaTrust Letter was transmitted, nor does the Proponent offer any explanation of how the Proponent or AmalgaTrust would come to have in its possession a copy of an incoming fax transmission purportedly sent to a third party.

In short, the Proponent's submission of this copy of the AmalgaTrust Letter fails to support its contention that the AmalgaTrust Letter was ever transmitted to the Company as the Proponent asserts. The Proponent simply offers no evidence that the Company ever received the AmalgaTrust Letter, and the Company has confirmed that, to the best of its knowledge, the Company never received the AmalgaTrust Letter during the period from December 19, 2008 through January 15, 2009.

3. The Proponent failed to cure its deficiency within 14 days after the Company notified the Proponent

Although each of the foregoing defects in the Proposal is independently sufficient to warrant the Proposal's exclusion, the Company may also properly exclude the Proposal due to the Proponent's failure even to attempt to provide on a timely basis the proper documentary support of the minimum ownership requirement after the Company notified the Proponent of the deficiency. Rule 14a-8(f) provides that a registrant may exclude a shareholder proposal if a proponent fails to follow one of the eligibility requirements of Rule 14a-8, provided that the registrant timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within 14 days. As detailed in the Company's previous submission to the Staff, the Company notified the Proponent on December 31, 2008 that the Proponent did not appear in the Company's records as a holder of the Company's common stock and that the Company had not received a letter from the record holder of the Proponent's shares verifying the Proponent's ownership of the shares. The Company's December 31, 2008 letter to the Proponent stated the eligibility requirements of Rule 14a-8(b), the type of documents that constitute sufficient proof of eligibility to submit a proposal, and indicated that the Proponent must correct the deficiency in its submission within 14 days of its receipt of the Company's letter for the Proposal to be properly submitted. However, the Proponent never responded to the Company's December 31, 2008 letter.

Not until February 17, 2009, 49 days after the Company's notice to the Proponent, when the Company received a copy of the Proponent's letter to the Commission, did the Company receive a copy of the AmalgaTrust Letter. Even if the Company had received the AmalgaTrust Letter on December 23, 2008, the AmalgaTrust Letter would have failed to constitute proof of the Proponent's eligibility to submit the Proposal because AmalgaTrust is not a registered holder of the Company's common stock. The Proponent could have corrected this deficiency by submitting a letter from a registered holder of the Company's stock during the 14 day period ending January 14, 2009, but the Proponent failed to do so. Under Rule 14a-8(f), the Proponent's failure to do so authorizes the Company to exclude the Proposal from the Company's 2009 proxy materials.

* * * *

For each of the foregoing reasons, each of which provides an independent basis for the Proposal's exclusion, together with the Company's prior letter to the Commission dated January

15, 2009, the Company hereby respectfully requests that the Staff concur with the Company's view that it may exclude the Proposal from its 2009 proxy materials under Rule 14a-8(f)(1) because the Proponent neither timely nor satisfactorily substantiated the Proponent's eligibility to submit the Proposal under Rule 14a-8(b).

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned at (202) 637-2165 or Brian Miller at (202) 637-2332 to discuss any questions you may have regarding this matter.

Very truly yours,



Joel H. Trotter
of LATHAM & WATKINS LLP

Enclosures

cc: Douglas J. McCarron, United Brotherhood of Carpenters Pension Fund
Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America
Michael J. O'Brien, Omnicom Group Inc.

Exhibit A

Letter of BNY Mellon dated February18, 2009



BNY MELLON
SHAREOWNER SERVICES

February 18, 2009

Michael J. O'Brien
Sr. Vice President,
General Counsel and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

Dear Michael:

BNY Mellon, in its capacity as Omnicom Group Inc.'s transfer agent, has conducted a search of Omnicom's records and determined that, as of December 19, 2008, neither AmalgaTrust nor Amalgamated Bank of Chicago appeared in Omnicom's records as a registered holder of any shares of Omnicom common stock.

Please do not hesitate to contact me with any questions. My direct number is 201-680-3281.

Yours truly,

Oreste Casciaro
Vice President



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA EMAIL]

February 17, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Omnicom Group Inc No-action Request Regarding the Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to Omnicom Group's ("Omnicom" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's majority vote shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. This submission is being sent to the Division of Corporation Finance via email and a copy has been provided to the Company.

Omnicom states its position that it may exclude the Fund's Proposal under Rule 14a-8(f)(1) because the Fund did not properly substantiate its eligibility to submit the Proposal under Rule 14a-8(b). The Company's submission to the Commission indicates that the Company received a letter from the Fund on December 19, 2008 containing the Fund's majority vote shareholder proposal. The transmission letter conveying the Proposal was sent to the attention of Mr. Michael J. O'Brien, Omnicom's corporate secretary, via facsimile to fax number 212-415-3574. In the December 19, 2008 letter conveying the shareholder proposal to Omnicom, the Fund indicated that the record holder of the Fund's shares would provide appropriate verification of the Fund's beneficial ownership by separate letter. On the instruction of the Fund, AmalgaTrust, the Fund's custodian bank, sent a record letter ("Record Letter") to the Company on

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

December 23, 2008. AmalgaTrust sent the Record Letter (copy attached) to Mr. O'Brien via facsimile to fax number 212-415-3574, the same number to which the Proposal was sent. The Record Letter copy attach indicates a successful transmission at 10:29 AM on December 23, 2008. The Record Letter was conveyed in a timely manner to the Company and meets the requirements of Rule 14a-8(b). Based on these facts, we firmly believe that Omnicom has not established a proper basis for excluding the Proposal under Rule 14a-8(b).

Sincerely,



Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair
Michael J. O"Brien, Omnicom Group Inc
Brian D. Miller, Latham & Watkins

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 212-415-3574]

December 23, 2008

Michael J. O'Brien
Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

Re: Shareholder Proposal Record Letter

Dear Mr. O'Brien:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 5,098 shares of Omnicom Group Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

8550-253

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January 15, 2009

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Omnicom Group Inc. 2009 Annual Meeting of Shareholders: Omission of Shareholder Proposal by the United Brotherhood of Carpenters Pension Fund Pursuant to Rule 14a-8**

Ladies and Gentlemen:

This letter is submitted on behalf of Omnicom Group Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement, attached as Exhibit A hereto (the "Proposal"), from the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in the Company's proxy statement for its 2009 annual meeting of shareholders.

The Company hereby advises the Commission that it intends to exclude the Proposal from its 2009 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f) for the reasons described below and respectfully requests confirmation from the staff (the "Staff") of the Division of Corporation Finance that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; (ii) the Proponent's letter submitting the Proposal; and (iii) the Company's notice of procedural defect letter sent to the Proponent on December 31, 2008, via both electronic mail at the address provided in the Proponent's letter and fax transmission (attached as Exhibit B).

The Company intends to file its definitive 2009 proxy materials with the Commission no earlier than April 6, 2009. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2009 proxy materials.

The Company respectfully submits that the Proposal may be properly excluded from the Company's 2009 proxy materials pursuant to (i) Rule 14a-8(b), which requires the Proponent to demonstrate continuous ownership of at least $2,000 in market value or 1% of the Company's securities for one year by the date the Proposal was submitted; and (ii) Rule 14a-8(f), which authorizes exclusion of the Proposal from the Company's proxy materials if the Company has notified the Proponent of the Proponent's failure to follow applicable eligibility or procedural requirements and the Proponent failed adequately to correct that deficiency within 14 days from the date the Proponent received the Company's notification. In particular, the Proposal does not contain any verification of the Proponent's beneficial ownership of the Company's securities, and the Proponent has failed to respond within 14 days to the Company's request for verification of the Proponent's beneficial ownership. As a result, the Proposal is contrary to the Commission's proxy rules and may properly be excluded under Rules 14a-8(b) and 14a-8(f).

The Company received a letter from the Proponent dated December 19, 2008 containing the following proposal:

> "**Resolved:** That the shareholders of Omnicom Group Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."[1]

Rule 14a-8(f)(1) authorizes exclusion of the Proposal. The Proponent failed to substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to submission of the proposal. The Proponent submitted the Proposal to the Company via fax transmission received on December 19, 2008. The Proposal failed to include evidence demonstrating that the Proponent satisfied the eligibility requirements of Rule 14a-8(b). *See* Exhibit A. The Company has separately confirmed that, at that date, the Proponent did not appear in the records of the Company's transfer agent as a shareholder of record.

Accordingly, in a letter sent to and received by the Proponent via fax and electronic mail on December 31, 2008, the Company notified the Proponent of the eligibility requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent should correct the deficiency in the Proposal within 14 days of its receipt of the Company's letter. *See* Exhibit B. In addition, the Company enclosed with its letter a copy of Rule 14a-8, in accordance with Staff Legal Bulletin No. 14B, dated September 15, 2004 ("SLB 14B"). As requested by the Proponent, the Company sent its December 31 letter to Edward J. Durkin, the Proponent's Director of Corporate Affairs, via electronic mail and fax transmission as directed in the cover letter to the Proposal. *See* Exhibit B.

Rule 14a-8(f) provides that a registrant may exclude a shareholder proposal if the proponent fails to provide evidence that the proponent has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the registrant timely notifies the proponent of the

---

[1] See Exhibit A for the full text of the Proposal as received by the Company.

LATHAM&WATKINS LLP

deficiency and the proponent fails to correct the deficiency within the required time. The Company has complied in all respects with the procedural requirements for delivering a notice of deficiency under Rule 14a-8. Within 14 days of the Company's receipt of the Proposal, the Company delivered its December 31 letter to the Proponent, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that the Proponent's response had to be postmarked within 14 days after its receipt of the Company's letter.

The Company's letter satisfied the guidance set forth in SLB 14B by clearly stating the information that the Proponent was required to supply. Pursuant to SLB 14B, if a registrant cannot determine whether a proponent satisfies Rule 14a-8's ownership requirements, the registrant should request that the proponent provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that registrants should use language that tracks Rule 14a-8(b), which states that the Proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the Proponent submitted the Proposal, the Proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the Proponent's written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

As shown in Exhibit B, the Company's December 31 letter contained this language and thus provided the Proponent with appropriate notice regarding the ownership information that was required and the manner in which the Proponent must comply with the requirements of Rule 14a-8(b).

As of this date, the Proponent has failed to provide the Company with any such evidence to demonstrate the Proponent's eligibility to submit the Proposal. Rule 14a-8(b) clearly provides that, unless the Proponent is a registered shareholder appearing in the Company's records as a shareholder, it is the Proponent's responsibility to obtain evidence of its share ownership and submit such evidence to the Company. The Company has confirmed that, on the date the Proposal was submitted, the Proponent did not appear in the records of the Company's stock transfer agent as a shareholder of record. The Company communicated this fact to the Proponent in its December 31 letter and clearly stated the information that the Proponent was required to supply pursuant to Rule 14a-8(b). However, it is now past the 14-day time period following the

Proponent's receipt of the Company's December 31 letter during which the Proponent was required to respond, and the Proponent has failed to respond to the Company's request.

The Staff has routinely and repeatedly issued no-action relief to registrants where a proponent failed to respond to the registrant's request for documentary evidence supporting the proponent's claim that it has satisfied Rule 14a-8(b)'s beneficial ownership requirements. *See, e.g., KeyCorp* (avail. Jan. 9, 2009); *Eli Lilly and Company* (avail. Dec. 31, 2008); *General Electric Company* (avail. Dec. 31, 2008); *General Electric Company* (avail. Dec. 19, 2008); *Rentech, Inc.* (avail. Dec. 15, 2008); *AGL Resources Inc.* (avail. Jan. 11, 2008); *Ford Motor Co.* (avail. Jan. 8, 2008); and *Occidental Petroleum Corp.* (avail. Nov. 21, 2007).

Based on the foregoing, the Company respectfully requests that the Staff concur with the Company's view that it may exclude the Proposal from its 2009 proxy materials under Rule 14a-8(f)(1) because the Proponent neither timely nor satisfactorily substantiated the Proponent's eligibility to submit the Proposal under Rule 14a-8(b).

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned at (202) 637-2165 or Brian Miller at (202) 637-2332 to discuss any questions you may have regarding this matter.

Very truly yours,



Joel H. Trotter
of LATHAM & WATKINS LLP

Enclosures

cc: Douglas J. McCarron, United Brotherhood of Carpenters Pension Fund
Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America
Michael J. O'Brien, Omnicom Group Inc.

Exhibit A

Proposal of the United Brotherhood of Carpenters Pension Fund



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 212-415-3574]

December 19, 2008

Michael J. O'Brien
Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

Dear Mr. O'Brien:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Omnicom Group Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 5,098 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Omnicom Group Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, a strong majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett Packard, Morgan Stanley, Home Depot, Gannett, Marathon Oil, and Pfizer, have adopted a majority vote standard in company bylaws or certificates of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to initiate the process to amend the Company's governance documents to establish a majority vote standard.

Exhibit B

Notice of Procedural Defect sent by the Company to the Proponent dated December 31, 2008 and evidence of delivery by electronic mail and fax transmission

Brian D. Miller
Direct Dial: (202) 637-2332
Brian.Miller@lw.com

LATHAM&WATKINS LLP

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
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December 31, 2008

BY FAX AND ELECTRONIC MAIL

Mr. Edward J. Durkin,
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, DC 20001

Re: Shareholder Proposal

Dear Mr. Durkin,

On December 19, 2008, Omnicom Group Inc. ("Omnicom") received a letter from Mr. Douglas J. McCarron, submitting a shareholder proposal (the "Proposal") for consideration at the Omnicom 2009 Annual Meeting of Shareholders on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund"). As requested by Mr. McCarron, I am directing this response to your attention on behalf of Omnicom.

The letter indicates that the Fund intended for the Proposal to meet the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), including the continuous ownership of the required share value from at least one year prior to the date on which the Fund submitted the Proposal until after the date of the applicable shareholder meeting. However, the Fund does not appear in the Company's records as a shareholder. And, while the letter indicated that the record holder of the shares would provide the appropriate verification of the Fund's beneficial ownership by separate letter, no such letter has been received. As such, the Proposal does not meet the requirements of Rule 14a-8(b).

Under Rule 14a-8(b), at the time the Fund submits its proposal it must prove its eligibility to Omnicom by submitting either:

- a written statement from the "record" holder of the Fund's securities (usually a broker or bank) verifying that, at the time the Fund submitted the Proposal, the Fund continuously held at least $2,000 in market value or 1% of Omnicom's securities entitled to be voted on the proposal at the meeting for at least one year by the date the Fund submitted the Proposal; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the shares as of or before the date on which the one-year eligibility period begins.

In addition, the Fund must also submit a written statement that it intends to continue to hold the securities through the date of Omnicom's Annual Meeting of Shareholders.

In order for the Proposal to be properly submitted, you must provide Omnicom with the proper written evidence that the Fund meets the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f), you must postmark or transmit your response to this notice of procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals.

Sincerely,



Brian D. Miller
of Latham & Watkins LLP

cc. Douglas J. McCarron, the United Brotherhood of Carpenters
Michael J. O'Brien, Omnicom Group Inc.

Enclosure

Miller, Brian (DC)

From:	Miller, Brian (DC)
Sent:	Wednesday, December 31, 2008 5:52 PM
To:	'edurkin@carpenters.org'
Cc:	'O'Brien, Michael'; Trotter, Joel (DC)
Subject:	Response to shareholder proposal
Attachments:	UBC Durkin Response letter.pdf

Mr. Durkin,

Attached please find a response to the shareholder proposal sent by the United Brotherhood of Carpenters to Omnicom Group Inc. A copy is also being faxed to both you and Mr. McCarron.

Best regards,

Brian



UBC Durkin
ʀesponse letter.pdf..

Brian David Miller

LATHAM & WATKINS LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004-1304
Direct Dial: (202) 637-2332
Fax: (202) 637-2201
Email: brian.miller@lw.com
www.lw.com

TRANSMISSION VERIFICATION REPORT

TIME : 12/31/2008 18:31
NAME : LATHAM WATKINS
FAX : 2127514864
TEL : 2127514864
SER.# : BROJ6J537372

DATE,TIME	12/31 18:30
FAX NO./NAME	#09812025435724
DURATION	00:01:20
PAGE(S)	08
RESULT	OK
MODE	STANDARD ECM

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

LATHAM&WATKINS LLP

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FACSIMILE TRANSMISSION

December 30, 2008

TO:

Name	Fax No.	Phone No.
Douglas J. McCarron The United Brotherhood of Carpenters	202-543-5724	

FROM: **Brian D. Miller 202-637-2332**

RE:

☐ Originals WILL FOLLOW	NUMBER OF PAGES, INCLUDING COVER:

Message: